Filed by 180 Degree Capital Corp.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Filer: 180 Degree Capital Corp.
Subject Company: 180 Degree Capital Corp.
SEC File No.: 811-07074
Date: January 17, 2025

The following is a transcript of a conference call regarding the proposed merger between 180 Degree Capital Corp. and Mount Logan Capital Inc. conducted on January 17, 2025.

OPERATOR

Good morning, ladies and gentlemen, and thank you for standing by. Welcome to today’s call, announcing the planned combination of Mount Logan Capital and 180 Degree Capital. At this time, all participants are in listen-only mode and there will not be a Question-and-Answer section at the conclusion of today’s call; however, a recording and transcript will be made available online, and management will make themselves available to the investor community over the coming days and weeks.

Before we begin, I would like to note that during this call we will be referring to a slide deck that is available on Mount Logan and 180 Degree Capital’s respective investor relations websites and was published concurrently with the announcement of the combination earlier this morning.

Please refer to slides two through five and slide nineteen, for important disclaimers and cautionary statements regarding forward-looking information and an endnote regarding the disclosure of assets under management. Except for historical information, the matters discussed during this call may include forward-looking statements within the meaning of the applicable Canadian and US securities legislation, including but not limited to the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties and other factors that may cause actual financial results, performance or achievements to be materially different from estimated future results, performance or achievements expressed or implied by those forward-looking statements. All forward-looking statements reflect each of the Company’s current views with respect to future events and are subject to risks and uncertainties, and assumptions have been made in drawing the conclusions included in such forward-looking statements. All statements other than historical facts, including statements regarding the expected timing of the closing of the proposed combination and the expected benefits of the proposed combination are forward-looking statements. Actual results could differ materially, and the Companies undertake no obligation to update any such forward-looking statements. Please also note that past performance is not a guarantee of future results. During this call, there will be reference to certain non-IFRS and non-GAAP financial measures, which should not be considered in isolation from or as a substitute for measures prepared in accordance with International Financial Reporting Standards or Generally Accepted Accounting Principles. As a reminder, all figures, unless otherwise noted, will be in US dollars.

I will now turn the call over to the hosts of today’s call, Ted Goldthorpe, CEO of Mount Logan Capital, and Kevin Rendino, CEO and Daniel Wolfe, President, of 180 Degree Capital. Mr. Goldthorpe, you may begin.

TED GOLDTHORPE

Thank you and good morning, everyone. We are delighted to be here today to discuss the proposed business combination of Mount Logan and 180 Degree Capital.

Slide six (6) of the presentation deck presents a summary of why we believe this is a transformative transaction and business combination that has the potential to unlock substantial value for shareholders of both companies.

For 180 Degree Capital shareholders, and those listening who may not be as familiar with Mount Logan, we are an alternative asset management and insurance solutions platform, managing in excess of $2.4 billion AUM in what we believe to be one of the most attractive alternative asset classes, private credit. Mount Logan is a publicly listed business trading on the Cboe Canada and has been paying a quarterly dividend to our shareholders since 2019.

My co-founders, Matthias Ederer and Henry Wang, and I formed Mount Logan in 2018, and since then, we believe we built a platform with diverse credit capabilities focused on providing partnership to middle market businesses across key segments of the market and a variety of products including senior and unitranche lending, opportunistic credit, specialty finance, and private and public investment grade, and, through the recently announced Runway minority stake acquisition, venture lending. On the capital formation side, via organic growth and M&A, Mount Logan has strategically positioned itself in the key areas of focus of asset management: insurance, permanent capital, and retail.

We believe the combination announced today is a significant milestone for 180 Degree Capital shareholders, marking the next step in the company’s evolution enabled by a tremendous turnaround executed by Kevin and Daniel. With the business transitioning into an asset-light operating company structure – which are most frequently valued on a multiple of specified operating metrics rather than discounts or premiums to net asset value – we now consider its transformation started in 2017 to be complete.

Shortly, I will turn the call over to Kevin and Daniel to introduce 180 Degree Capital and share their perspectives on the combination, but I want to first summarize the key details and highlights of the transaction.

The combined company will be called Mount Logan Capital Inc. and is expected to trade on NASDAQ under the ticker MLCI. Both shareholder bases are expected to benefit from a larger company and increased public float, with an estimated transaction equity value as of today in excess of $113 million. The combined company will also move one step closer to Mount Logan’s stated goal of becoming a fully diversified manager through the addition of 180 Degree

Capital’s public markets investment capabilities, helping the expansion of our bespoke private credit addressable market to include structured investments into publicly listed companies. Finally, the pro forma company plans to re-deploy capital from 180 Degree Capital’s balance sheet into our significant and actionable pipeline of organic and inorganic growth initiatives across our two key business segments to support shareholder returns. We couldn’t be more excited about this business combination and the addition of Kevin and Daniel to our team; the strong ideological and social fit, combined with their impressive expertise in a new growth area for us, makes them the perfect partner for our company’s expansion plans.

I will now turn the call over to the 180 Degree Capital team to provide background on their business, track record, and further details on the combination, before we conclude the call with a discussion around our key operating metrics and why we believe the valuation of our combined business presents significant opportunity for growth of shareholder value into the future.

KEVIN RENDINO

Thanks Ted. We could not be more excited to – finally –be able to announce and discuss this proposed merger with our shareholders and to introduce ourselves to the shareholders of Mount Logan. For those who are unfamiliar, 180 Degree Capital is a closed-end fund that trades on NASDAQ under the symbol TURN. Daniel and I took over management of 180 Degree Capital in 2017 and spent the ensuing years reorienting the company’s illiquid balance sheet of private companies to a liquid balance sheet comprised of public companies and cash. During this process we developed and executed a new investment strategy of investing in small public companies with a constructive activist approach. Our outperformance of this new investment strategy versus benchmarks from 2017 to today positioned the company to have a strong balance sheet with no debt and a reputation for working diligently with management teams to solve capital structure issues that can unlock value for all stakeholders of a business.

Once we remade our balance sheet, our Board began spending significant time considering options in the best interest of shareholders to unlock value that was trapped largely due to how closed-end funds trade at discounts to net asset value. The board also was focused on preserving what we believe is significant upside from all of the assets of the business built over the past eight years which include 1) the portfolio holdings that we currently hold and 2) The process we utilize to work on solutions for public companies by forging close relationships with company management teams and Boards. We think what we have achieved to date can be turbocharged with resources of Mount Logan being available for development of comprehensive financing solutions for investee companies. This deal also allows realization for shareholders to achieve our net asset value while at the same time, allowing for potential significant upside in the merged company. Essentially, instead of our net asset value being a ceiling for shareholders, it now becomes what we think will be a floor.

In July 2024, we were introduced to and began discussions with Mount Logan’s management team, who also founded and run the credit business for BC Partners, a leading alternative investment manager focused on private equity, credit, and real estate, with deep networks across Europe and North America. Through these discussions, we instantly realized similarity of thought processes regarding investments, corporate culture, future opportunities for growth, and focus on taking steps to unlock of value for our respective shareholders. The result of this proposed merger will be that shareholders will now be material owners of what we believe is a first-in-class private credit asset manager with a wholly owned insurance company arm.

Our transition to an operating company structure also frees investors from looking at our business relative to net assets and instead focuses investors on typical operating metrics of asset managers, such as fee-related earnings. This proposed merger is the culmination of options our Board has diligently evaluated to both maximize near-term value and provide the opportunity for future growth for shareholders of 180 Degree Capital. We couldn’t be more pleased, and are excited for the future as a merged entity.

I would now like to turn the call over to Daniel, who will discuss details of the proposed transaction.

DANIEL WOLFE

Thanks, Kevin. I would like to echo Ted and Kevin regarding our collective excitement for this proposed transaction. We have had the opportunity to spend significant time with Ted and his colleagues during the past six months. We think Mount Logan shareholders are fortunate to have been invested in a company run by what we believe is an incredibly impressive management team that has been in its respective seats since 2018. We believe 180 Degree Capital shareholders will reach the same conclusion as they meet with Ted and his colleagues in the coming weeks.

I would like to now discuss some of the details of the proposed transaction that can be found on slide seven (7). The deal, which was unanimously approved by the Board of Directors of each company, is structured such that shareholders of each company will receive their proportionate ownership of the merged company, which I from now on will be referring to as new Mount Logan, based on the relative values shown here. Mount Logan’s equity is being initially valued at approximately $67.4 million. This valuation is subject to certain adjustments as defined in the merger agreement that will be filed publicly and include the close of the pending announced investment in Runway Growth Capital. 180 Degree Capital will be valued at its full net asset value at the time of the closing. The pro forma equity value if the deal were to close today would be approximately $113.6 million, which includes $46.2 million of estimated TURN NAV as of January 15, 2025. Ted will be the CEO of the combined company and we currently expect that New Mount Logan will continue to pay a dividend to shareholders, subject to approval by its Board. It is important to note that 180 Degree Capital’s current investment portfolio will continue to be actively managed and we expect that monetizations will happen naturally and consistent with our historical portfolio turnover. We continue to serve on boards and work with our portfolio company management teams to unlock value.

We currently expect closing to occur in mid-2025, subject to customary closing conditions, including regulatory and shareholder approvals. On the shareholder front, we are pleased to note that approximately 20% of the shareholders of each entity have signed voting agreements in support of the transaction. Additional shareholders on both sides have signed letters of support indicating their current expectation to vote in favor of the proposed transaction. On behalf of both companies, we cannot thank each of our respective shareholders enough for their ongoing support and look forward to working tirelessly to creating value as a combined company.

I’ll now turn the call back over to Ted.

TED GOLDTHORPE

Thank you, Daniel. Slides eight (8) through eleven (11) provide some additional background on Mount Logan, its management team, and the support we receive and scale we have access to through our servicing agreement with BC Partners. My partners and I launched BC Partners Credit in 2017 and we serve as the management team for Mount Logan as well as BC Partners Credit. Similar to Kevin and Daniel, our management team and board own a significant portion of Mount Logan’s outstanding shares.

Slides twelve (12) through fifteen (15) are critical to demonstrating our excitement around the future for our combined business. Businesses like Mount Logan are commonly valued in the public markets based on a multiple to fee-related earnings, or FRE. For 180 Degree Capital shareholders, this is an important distinction from the current focus on a discount to net asset value. The transition to an operating company focuses investors on the operations. As you can see on slide twelve (12), on a standalone basis, we currently expect our FRE to grow meaningfully in 2025 based on the full-year benefit of growth in fee-paying assets under management and the roll-off of a number of one-time costs from 2024. These estimates are on a standalone basis and do not include what we believe to be significant upside potential for growth as a combined entity through investment in our insurance business, opportunistic M&A and other organic initiatives.

We also view the ownership of an insurance business within the platform as a powerful tool for organic value creation as you will see on slides thirteen (13) and fourteen (14). Our conviction and excitement in our business is driven by the stability and predictability of our fee streams as well as the built-in organic growth levers, first and foremost with our wholly owned insurance company, Ability.

In 2021, we bilaterally negotiated an agreement to acquire an insurance platform with 43 active state licenses, which we viewed as an opportunity to expand our evergreen capital under management, consistent with the theme in the marketplace of asset managers acquiring insurance platforms. Strong asset management capabilities create a positive flywheel effect, as attractive returns on the insurance company assets generate a strong base of retained earnings to sustain further growth of its balance sheet, which in turn provides a larger number of permanent assets to manage and an organic engine for FRE growth.

While alternative asset managers trade on a multiple of fees generated, insurance companies within asset managers often trade on a multiple of the spread they generate between the yield of its investment, its assets, and the cost of the associated insurance policy contracts, its liabilities - which we call Spread Related Earnings or S-R-E. For Mount Logan, on an IFRS accounting basis, we target a minimum of 1.0% spread earnings margin on an annualized basis. Since acquiring Ability, we re-positioned the portfolio and as of the most recently reported trailing twelve month period ending September 30, 2024, earned a 1.8% SRE margin.

As you can see on slide fifteen (15), the proposed valuation of the merger sets shareholders up with significant potential value creation that we believe can come from an increase in value through execution and improvement in the multiple to FRE of our business. I note that this analysis conservatively ascribes no value to our non-FRE generating businesses, mainly insurance, where public market multiples average 7x SRE. Our trailing twelve-month SRE was approximately $11 million, and we currently expect this level of SRE to continue in 2025, subject to any non-cash adjustments from IFRS to US GAAP.

I earlier referenced the impressive turnaround executed by Kevin and Daniel at 180 Degree Capital that is captured on slide sixteen (16). Our excitement about their ability to expand our bespoke credit solutions for the benefit of public companies is captured on slide seventeen (17).

In conclusion, slide eighteen (18) provides a summary of why we believe the combination of Mount Logan and 180 Degree Capital is so compelling. Mount Logan had already prioritized investing in its key asset management and insurance segments, and we believe the merger with 180 Degree Capital provides a significant catalyst for business growth and increased value for the benefit of existing and new shareholders. And it cements Mount Logan as a leading, publicly traded private credit-focused asset manager with more than $2.4 billion in AUM that benefits from a servicing agreement with a blue-chip asset manager in BC Partners, which manages in excess of $40 billion in AUM across private equity, credit and real estate. This transaction not only expands our credit investment breadth and leadership, but it also provides us an entry into the US-public markets with a larger float and expanded investor base.

Thank you all for your time and attention today. Kevin, Daniel, our other colleagues, and I look forward to connecting with our existing shareholder base, meeting the current shareholders of 180 Degree Capital, and working together towards a close of the proposed transaction in mid-2025. As always, the management team of both Mount Logan and 180 Degree Capital remain available for follow-ups and look forward to discussing the transaction with shareholders and the broader investor community over the coming weeks. We are truly excited for what is to come for the new Mount Logan Capital and its shareholders, and we look forward to personally walking you through the vision for our combined business.

[CALL CONCLUDES]